SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of	)
)
WGL HOLDINGS, INC.	)
WASHINGTON GAS LIGHT COMPANY	)
HAMPSHIRE GAS COMPANY	)	Certificate of
BRANDYWOOD ESTATES, INC.	)	Notification
CRAB RUN GAS COMPANY	)	Pursuant to Rule 24
WASHINGTON GAS RESOURCES CORP.	)
AMERICAN COMBUSTION INDUSTRIES, INC.	)	Transactions
WG MARITIME PLAZA I, INC.	)	During Period
WASHINGTON GAS ENERGY SERVICES, INC.	)
WASHINGTON GAS ENERGY SYSTEMS, INC.	)	January 1, 2005
WASHINGTON GAS CONSUMER SERVICES, INC.	)	through
WASHINGTON GAS CREDIT CORPORATION	)	March 1, 2005

File No. 70-10167

(Public Utility Holding Company Act of 1935)

TO THE SECURITIES AND EXCHANGE COMMISSION:

This certification is filed by WGL Holdings, Inc. (“WGL Holdings” or “the Company”) in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and Securities and Exchange Commission (“the Commission”) Order dated April 1, 2004 (HCAR No. 35-27827). This Certificate of Notification (“Certificate”) provides financial information required by the aforementioned Order covering the period January 1, 2005 through March 31, 2005.

Effective April 8, 2004, Brandywood Estates, Inc. and Washington Gas Consumer Services, Inc. were dissolved. Accordingly, this and future certificates will not include information regarding these two companies.

The Company’s response to the terms and conditions of Rule 24 in this certification is as follows:

(i)	The sales of any common stock by WGL Holdings and the purchase price per share and the market price per share at the date of the agreement of sale, and the aggregate amount of common stock issued during the Authorization Period:

During the period covered by this Certificate, WGL Holdings issued 6,497 and 4,068 shares of its common stock that was previously unissued. These shares were issued through exercise of stock options at option exercise prices of $26.890 and $27.125, respectively. During the Authorization Period, WGL Holdings issued 12,437 shares of its common stock that were previously unissued.

(ii)	The total number of shares of common stock issued or issuable under options granted during the quarter under any stock plan or otherwise, and the total number of shares of common stock issued or issuable pursuant to options during the Authorization Period:

During the period covered by this Certificate, WGL Holdings issued no shares of common stock under options under any stock plan or otherwise. During the Authorization Period, WGL Holdings issued options to employees under its 1999 Incentive Compensation Plan, As Amended and Restated, covering 375,560 shares of common stock.

(iii)	If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

During the period covered by this Certificate, WGL Holdings or its subsidiaries issued no such common stock.

(iv)	The amount and terms of long-term debt, preferred stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by WGL Holdings, and the amount of long-term debt, preferred stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the Authorization Period by WGL Holdings:

During the period covered by this Certificate, WGL Holdings did not directly or indirectly issue long-term debt, preferred stock, or other forms of preferred or equity-linked securities. WGL Holdings did not directly or indirectly issue long-term debt, preferred stock, or other forms of preferred or equity-linked securities during the Authorization Period.

(v)	The amount and terms of any short-term debt issued by WGL Holdings or Washington Gas Light Company during the quarter:

During the period covered by this Certificate, WGL Holdings issued commercial paper with maturities ranging from 1 to 61 days at discount interest rates ranging from 2.34% to 2.95%. During the period covered by this Certificate, the maximum principal balance of such commercial paper outstanding at any time was $111,901,185.

During the period covered by this Certificate, Washington Gas Light Company issued commercial paper with maturities ranging from 1 to 6 days at discount interest rates ranging from 2.28% to 2.65%. During the period covered by this Certificate, the maximum principal balance of such commercial paper outstanding at any time was $89,388,596.

(vi)	Information regarding intra-system loan transactions, including the maximum amounts of money pool borrowings and investments for each participant:

WGL Holdings and its subsidiaries have established a Money Pool to fund participants’ short-term cash requirements. The following table summarizes the maximum amounts of Money Pool borrowings and investments for each participant during the period covered by this Certificate:

	MAXIMUM	MAXIMUM
COMPANY	DEPOSIT ($)	BORROWING ($)
WGL Holdings, Inc.	84,892,050
Hampshire Gas Company	2,520,453
Crab Run Gas Company	2,312,098
Washington Gas Energy Services, Inc.	686,029	94,113,971
Washington Gas Credit Corporation		2,541,365
Washington Gas Energy Systems, Inc.	7,863,792
Washington Gas Resources Corporation	4,024,822
American Combustion Industries, Inc.		9,102,709
WG Maritime Plaza I, Inc.	5,265,667

The average interest rate for Money Pool transactions was 2.70% during the period covered by this Certificate.

(vii)	The name of the guarantor and the beneficiary of any WGL Holdings guarantees or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee:

During the period covered by this Certificate, WGL Holdings made the following guarantees on behalf of its subsidiary, Washington Gas Energy Services, Inc., to guarantee that subsidiary’s energy purchases.

EFFECTIVE	TERMINATION
DATE	DATE	AMOUNT
01/10/05 (a)	Open	$35,000,000
02/28/05	Open	$2,000,000
01/19/05 (b)	Open	$14,000,000
03/31/05 (c)	Open	$8,236,187

(a)	This instrument represents a modification to an existing agreement that increased the guarantee from $20 million to $35 million.
(b)	This instrument represents a modification to an existing agreement that increased the guarantee from $8 million to $14 million.
(c)	This instrument represents a modification to an existing agreement that decreased the guarantee from $15.3 million to $8.2 million.

At no time during the current period has the amount of guarantees issued by WGL Holdings exceeded $400 million nor have any of the guarantees of non-utility subsidiaries exceeded $200 million.

(viii)	The amount and terms of any financings consummated by any non-utility subsidiary during the quarter that are not exempt under Rule 52, and the total amount of non-utility subsidiary financings outstanding during the Authorization Period.

During the period covered by this Certificate, no financings were consummated by a non-utility subsidiary of WGL Holdings that were not exempt under Rule 52. There were no non-utility subsidiary financings outstanding during the Authorization Period.

(ix)	The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter, the total amount of any interest rate hedges and anticipatory hedges entered into during the Authorization Period, and the identity of the parties to these instruments:

On April 15, 2004, Washington Gas Light Company entered into an interest- rate swap with Wachovia Bank, National Association, against $50,000,000 of Washington Gas Light Company’s medium-term notes due July 9, 2009, with a coupon rate of 6.92%. Under the terms of the swap, Washington Gas Light Company received interest at a fixed rate of 6.92% and paid interest at a rate equal to the six-month London Interbank Offer Rate (LIBOR) plus 2.65 percent. On July 16, 2004, Washington Gas Light Company terminated the interest-rate swap at a fair value loss of $230,000.

In September 2004, Washington Gas Light Company entered into forward-starting swaps with KBC Bank N.V., N.Y. branch, and SunTrust Bank having notional principal amounts of $20,000,000 and $40,500,000, respectively. These swaps are intended to mitigate a substantial portion of the risk of rising interest rates associated with anticipated future debt transactions, and are scheduled to terminate concurrent with the execution of debt transactions planned in fiscal year 2005.

Neither WGL Holdings nor its subsidiaries entered into any other interest rate hedges or anticipatory hedges during the Authorization Period.

(x)	The name, parent company, and amount invested in any (a) new Intermediate Subsidiary, or (b) Financing Subsidiary during the quarter, and the total amount of any investments during the Authorization Period and any consolidation or reorganization of an Intermediate Subsidiary:

During the period covered by this Certificate, neither WGL Holdings nor its subsidiaries made investments in any new Intermediate or Financing Subsidiaries. During the Authorization Period, neither WGL Holdings nor its subsidiaries made investments in any new Intermediate or Financing Subsidiaries. Further, there were no consolidations or reorganizations of Intermediate Subsidiaries during the Authorization Period.

(xi)	If any subsidiaries are Variable Interest Entities (“VIEs”) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs:

During the period covered by this Certificate, none of the subsidiaries of WGL Holdings were VIEs, as used in FASB Interpretation 46R, and accordingly, there were no such financing transactions conducted during the reporting period.

(xii)	If any financing proceeds are used for VIEs, a description of the accounting for such transactions under FASB Interpretation 46R:

During the period covered by this Certificate, none of the subsidiaries of WGL Holdings were VIEs, as used in FASB Interpretation 46R, and accordingly, there were no financing proceeds used for VIEs during the reporting period.

(xiii)	A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

During the period covered by this Certificate, WGL Holdings filed no Form U-6B-2 statements with the Commission.

(xiv)	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including WGL Holdings, that has engaged in any jurisdictional financing transactions during the quarter.

See SEC Form 10-Q for the fiscal quarter ended March 31, 2005 that was filed on May 10, 2005 by WGL Holdings and Washington Gas Light Company as co-registrants. This SEC Form 10-Q contains the consolidated balance sheets of WGL Holdings, and the balance sheets of Washington Gas Light Company, and is incorporated herein by reference.

None of WGL Holdings’ non-utility subsidiaries entered into jurisdictional financing transactions during the current quarter.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

WGL Holdings, Inc.

By:	/s/Mark P. O’Flynn Mark P. O’Flynn Controller

Date: May 31, 2005